SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Greenfield Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

395150105

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott

1899 Wynkoop, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 395150105

1.	Names of Reporting Persons.

Springhouse Capital (Master), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Cayman Islands

Numbers of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	1,306,243
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	1,306,243

____________________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,243

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	4.96%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 395150105

1.	Names of Reporting Persons.

Springhouse Asset Management, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	1,306,243
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	1,306,243

____________________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,306,243

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	4.96%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 395150105

1.	Names of Reporting Persons.

Springhouse Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	1,306,243
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	1,306,243

____________________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,306,243

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	4.96%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 395150105

1.	Names of Reporting Persons.

Brian Gaines

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Eac Reporting Person With	7.	Sole Voting Power
	8.	Shared Voing Power	1,306,243
	9.	Sole Dispositive Power
	10.	Shared Disposiive Power	1,306,243

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,306,243

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	4.96%

14.	Type of Reporting Person (See Instructions)	IN

Item 5 of the statement on Schedule 13D relating to the Common Stock, $0.0001 par value per share (the “Common Stock”) of Greenfield Online, Inc., a Delaware corporation (“Greenfield”) previously filed by (i) Springhouse Capital (Master), L.P. ("Springhouse"), by virtue of its direct ownership of Common Stock, (ii) Springhouse Asset Management, Ltd. (the "General Partner"), by virtue of it being the sole general partner of Springhouse, (iii) Springhouse Asset Management, LLC (“Management”), by virtue of owning 100% of the equity of the General Partner, and (iii) Brian Gaines, by virtue of being a director of the General Partner and the sole managing member of Management is hereby amended as follows:

Item 5. Interest in Securities of the Issuer

No change except for the addition of the following:

Springhouse directly beneficially owns 1,306,243 shares of Common Stock, approximately 4.96% of the outstanding shares of Common Stock. Springhouse shares power to vote and power to dispose of such Common Stock with the other Reporting Persons, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships previously described under Item 2 of this statement on Schedule 13D, each of the General Partner and Mr. Gaines may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Springhouse.

The ownership percentage set forth above is based on 26,321,422 outstanding shares of Common Stock, as stated in the merger agreement for the Quadrangle Transaction filed as an exhibit to Greenfield’s current report on Form 8-K dated June 16, 2008.

Since June 24, 2008, Springhouse effected sales of shares of Common Stock as set forth below. All such transactions were effected on the Nasdaq Global Market.

Date	Shares	Price
July 7, 2008	29,500	$14.78
July 10, 2008	30,000	$14.96
July 11, 2008	30,000	$14.93
July 14, 2008	22,401	$14.93
July 16, 2008	30,000	$14.74
July 17, 2008	67,900	$14.49
July 18, 2008	50,000	$14.66
July 21, 2008	160,580	$14.71
July 22, 2008	95,706	$14.65
July 23, 2008	130,000	$14.66
July 24, 2008	102,000	$14.69
July 25, 2008	40,000	$14.57

On July 25, 2008, each of the reporting persons ceased to be the beneficial owner of more than 5% of the shares of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2008

/s/ Brian Gaines

Brian Gaines, individually, as managing member of Springhouse Asset Management, LLC, and as a director of Springhouse Asset Management, Ltd., general partner of Springhouse Capital (Master), L.P.

IMS_Last_Page